Transmitted by EDGAR


                                                                 March 29, 2012




Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010

Gentlemen:

Re: Gordon & Co., 63 Pleasant Street, Suite 200, Watertown, MA 02472 File No. 333-136517

As requested by Special Counsel Sonia Barros in her letter of March 26,2010, Gordon & Co. hereby withdraws Post-Effective Amendment No. 4 to its registration on Form S-1 that was filed with the Commission on March 12, 2010 effective immediately.


                                            Very truly yours,

                                            s/ Warren G. Miller
                                            WARREN G.  MILLER

WGM:mlb

C:       Gordon & Co.